15026959

SECURI… …ON
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SEC Mail Processing Section
JUN 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~67518~~ 53033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2014 (MM/DD/YY) AND ENDING April 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KLPAG Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

302 East Walnut Street
(No. and Street)

Robinson (City) Illinois (State) 62454 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Moore (618) 544-4993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

RECEIVED
2015 JUN 25 AM 11:43
SEC / MR

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCPAG Brokerage LLC, as of April 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois
County of Crawford
Subscribed and sworn to (or affirmed) before me on this 23 day of June, 2015 by Thomas A Moore proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Lorraine Turner
Notary Public

Signature

CCO/CEO
Title

OFFICIAL SEAL
LORRAINE TURNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/05/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCPAG BROKERAGE LLC

TABLE OF CONTENTS
As of and for the Years Ended April 30, 2015 and 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
KCPAG Brokerage LLC

We have audited the accompanying statement of financial condition of KCPAG Brokerage LLC (the "Company") as of April 30, 2014 and 2015, and the related statement of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of KCPAG Brokerage LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCPAG Brokerage LLC as of April 30, 2014 and 2015 the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of KCPAG Brokerage LLC's financial statements. The supplemental information is the responsibility of KCPAG Brokerage LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
June 16, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

KCPAG BROKERAGE LLC

STATEMENTS OF FINANCIAL CONDITION
As of April 30, 2015 and 2014

ASSETS

	2015	2014
CASH AND CASH EQUIVALENTS	$ 20,000	$ 20,000
COMMISSIONS RECEIVABLE	6,136	9,928
TOTAL ASSETS	$ 26,136	$ 29,928

LIABILITIES AND MEMBER'S CAPITAL

	2015	2014
LIABILITIES	$ -	$ -
MEMBER'S CAPITAL	26,136	29,928
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 26,136	$ 29,928

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF INCOME
For the Years Ended April 30, 2015 and 2014

	2015	2014
REVENUES	$ 131,972	$ 130,391
OPERATING EXPENSES	31,642	29,780
NET INCOME	$100,330	$ 100,611

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF MEMBER'S CAPITAL
For the Years Ended April 30, 2015 and 2014

BALANCE, April 30, 2013	$ 30,015
Distributions to member	(100,698)
2014 net income	100,611
BALANCE, April 30, 2014	$ 29,928
Distributions to member	(104,122)
2015 net income	100,330
BALANCE, April 30, 2015	$ 26,136

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF CASH FLOWS
For the Years Ended April 30, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 100,330	$ 100,611
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	3,792	87
Net Cash Flows from Operating Activities	104,122	100,698
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(104,122)	(100,698)
Net Cash Flows from Financing Activities	(104,122)	(100,698)
Net Change in Cash and Cash Equivalents	-	-
CASH AND CASH EQUIVALENTS - Beginning of Year	20,000	20,000
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 20,000	$ 20,000

See accompanying notes to financial statements.

KCPAG Brokerage LLC
Notes to Financial Statements
For the Years Ended April 30, 2015 and 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KCPAG Brokerage LLC ("the Company") is an Illinois Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on May 17, 2000, and began operations on May 4, 2001. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Kemper Capital Management LLC.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund retailer, selling variable life insurance or annuities and receiving referral fees from the sale of general securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of April 30, 2015, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an affiliate agreement with Kemper Capital Management LLC to pay a percentage of shared expenses. Total shared expenses incurred by the Company were $18,000 and $17,840 for the year ended April 30, 2015 and 2014. In addtion, the Company will pay the following expenses directly: audit fees, bank charges and federal and state registration fees. Kemper Capital Management LLC will pay all other fixed and variable expenses for the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

At April 30, 2015, the Company carried the minimum fidelity bond insurance required under FINRA Rule 4360.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013

2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011)	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on April 30, 2015 and 2014 the Company had net capital of $21,136 and $24,928 which was $21,136 and $19,928 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $0 to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $5,000 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 26,136
Adjustments:		
Haircuts & undue concentration	(5,000)	
Total adjustments		(5,000)
Net capital per audited statements		$ 21,136

KCPAG BROKERAGE LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of April 30, 2015

COMPUTATION OF NET CAPITAL	
Total member's capital	$ 26,136
Total non-allowable assets	-
Net capital before haircuts on securities positions	26,136
Haircuts on Fidelity Bond	5,000
Net capital	$ 21,136
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 16,136
Excess net capital at 1,000 percent	$ 15,136
Ratio: Aggregate indebtedness to net capital	0 to 1

There was a difference of $5,000 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated April, 30 2015 (See Note 8).

KCPAG Brokerage LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended April 30, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) KCPAG Brokerage LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KCPAG Brokerage LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) KCPAG Brokerage LLC stated that KCPAG Brokerage LLC met the identified exemption provisions from June 1, 2014 through April 30, 2015 without exception. KCPAG Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KCPAG Brokerage LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
June 16, 2015